Impact capital

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

4 July 2007

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/Madam,

Please be advised that there were no submissions by the Company in respect of the month of May 2007.

Sincerely

Alison Hill

dlw 7/20

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811

SEC No 82-34925

IMPACT CAPITAL LIMITED

A.C.N. 094 503 385

4 July 2007

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/Madam,

Please be advised that there were no submissions by the Company in respect of the month of June 2007.

Sincerely

Alison Hill

END

9/10 Felix Street, Brisbane Q 4000, Australia.
Telephone: (07) 3211 9811